                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                  15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2003

                          (Commission File No. 1-14032)

                   Telecomunicacoes Brasileiras S.A.--Telebras
             (Exact name of registrant as specified in its charter)

               Brazilian Telecommunications Corporation--Telebras
                  (Translation of registrant's name in English)

                             SAS--Quadra 6, Bloco E
                             70313-900 Brasilia--DF
                        The Federative Republic of Brazil
                    (Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F X Form 40-F
                                       ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                    Yes ___ No X
                                              ---

         (If ("Yes") is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82_ ______.)

                  (Convenience Translation into English from the Original Previously Issued in Portuguese)


                  Telecomunicacoes
                  Brasileiras S.A.
                  TELEBRAS


                  Quarterly Financial Information
                  for the Three-month Period
                  Ended March 31, 2003 and
                  Independent Auditors' Review Report



                  Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REVIEW REPORT

To the Directors and Shareholders of
Telecomunicacoes Brasileiras S.A. - TELEBRAS

Brasilia - DF

1. We have reviewed the accompanying quarterly financial information (ITR) of Telecomunicacoes Brasileiras S.A. - TELEBRAS as of and for the three-month period ended March 31, 2003, consisting of the balance sheet as of March 31, 2003, and the statement of income for the three-month period then ended, prepared in conformity with Brazilian accounting practices. This information is the responsibility of the Company's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON) and the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas about the criteria adopted in preparing the quarterly financial information, and (b) review of the information and subsequent events that have or may have material effects on the financial position and operations of the Company.

3. Based on our review, we are not aware of any material modifications that should be made to the quarterly financial information referred to in paragraph 1 for it to be in conformity with Brazilian accounting practices and standards issued by the Brazilian Securities Commission (CVM).

4. As mentioned in Note 1 to the quarterly financial information, TELEBRAS is in the process of discontinuing its operations, awaiting the Extraordinary General Shareholders' Meeting that will deliberate on the Company's dissolution and appointment of a liquidator, which will occur only after the judgment of the preliminary injunction regarding a claim for declaration of unconstitutionality that suspended "ad referendum", among others, article 30 of Law 9,986 dated July 18, 2000, whereby ANATEL's Special Staff was created to absorb TELEBRAS' employees assigned to ANATEL. Because the aforementioned deliberations have not yet occurred, the financial statements referred to in paragraph 1 have been prepared on a going concern basis and, accordingly, do not include all adjustments to liability accounts as to the amounts that might be necessary to settle obligations, future disbursements or could result from the liquidation process.

(Convenience Translation into English from the Quarterly Information Previously Issued in Portuguese)

Telecomunicacoes Brasileiras S.A. - TELEBRAS                                   2

5. As discussed in Note 10 to the financial statements, TELEBRAS is a party to various lawsuits which have been evaluated and classified by its legal counsel according to the risk of loss to the Company. Based on legal counsel's evaluation, the Company has recorded a contingency provision for lawsuits classified as probable loss but has not recorded a provision for lawsuits classified as possible loss, the amounts of which are disclosed in
   Note 10. Due to the materiality of the amounts of lawsuits classified as possible loss and therefore not accrued, the Company's net equity may have to be used in full to meet liabilities resulting from the outcome of these lawsuits, with no balance remaining to be distributed to the shareholders.

6. The balance sheet as of December 31, 2002 and the statement of income for the three-month period ended March 31, 2002, presented for comparative purposes, were audited by us, and our reports thereon, dated January 14, 2003 and May 17, 2002, respectively, contained emphasis with respect to the matters mentioned in paragraphs 4 and 5 above.

7. The accompanying quarterly financial information has been translated into English for the convenience of readers outside Brazil.

Brasilia, May 23, 2003



DELOITTE TOUCHE TOHMATSU                                 Celso de Almeida Moraes
Auditores Independentes                                  Accountant

(Convenience Translation into English from the Quarterly Information Previously Issued in Portuguese)

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICACOES BRASILEIRAS S.A. - TELEBRAS

BALANCE SHEETS AS OF MARCH 31, 2003 AND DECEMBER 31 2002
(In thousands of Brazilian reais - R$)

                                                     March         December
ASSETS                                             31, 2003        31, 2002
------                                             --------        --------

CURRENT ASSETS                                      141,164         143,217
                                                   --------        --------
Cash and cash equivalents                           126,759         128,801
Recoverable taxes                                     6,496           5,901
Other assets                                          7,909           8,515

LONG-TERM ASSETS                                     99,802          90,901
                                                   --------        --------
Recoverable taxes                                    86,226          81,129
Escrow deposits                                      11,658           7,752
Other assets                                          1,918           2,020
                                                   --------        --------

TOTAL ASSETS                                        240,966         234,118
                                                   ========        ========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES                                  64,882          65,405
                                                   --------        --------
Suppliers                                               751             782
Taxes and contributions                                 353             136
Employment termination provisions                    39,458          39,509
Provision for contingencies                          13,271          12,946
Payroll and related accruals                          3,857           5,544
Third parties' consignments                             206             211
Other liabilities                                     6,986           6,277

LONG-TERM LIABILITIES                                79,612          74,959
                                                   --------        --------
Provision for contingencies                          78,608          73,955
Other liabilities                                     1,004           1,004

SHAREHOLDERS' EQUITY                                 96,472          93,754
                                                   --------        --------
Capital                                             219,455         219,455
Accumulated deficit                                (122,983)       (125,701)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          240,966         234,118
                                                   ========        ========

The accompanying notes are an integral part of this quarterly financial information.

(Convenience Translation into English from the Quarterly Information Previously Issued in Portuguese)


(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICACOES BRASILEIRAS S.A. - TELEBRAS

STATEMENTS OF INCOME
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2003 AND 2002
(In thousands of Brazilian reais - R$)


                                                                          March             March
                                                                        31, 2003          31, 2002
                                                                        --------          --------
OPERATING EXPENSES
General and administrative expenses                                       (1,758)           (1,709)
Provision for contingencies                                               (4,977)           (2,000)

FINANCIAL INCOME (EXPENSES)
Financial income                                                          12,173             6,860
Financial expenses                                                          (173)             (285)

Other operating income                                                        29                30
Other operating expenses                                                  (2,302)             (836)
                                                                          ------              ----

OPERATING INCOME                                                           2,992             2,060

NONOPERATING INCOME                                                        2,194
                                                                          ------             -----

NET INCOME BEFORE INCOME AND SOCIAL
  CONTRIBUTION TAXES                                                       5,186             2,060

INCOME TAX                                                                (1,814)             (887)

SOCIAL CONTRIBUTION TAX                                                     (654)             (321)
                                                                          ------              ----

NET INCOME                                                                 2,718               852
                                                                          ======              ====

NET INCOME PER SHARE                                                     0.00000           0.00000

Shares outstanding (excepting treasury shares) (thousands)           556,429,222       556,429,174


The accompanying notes are an integral part of this quarterly financial information.

(Convenience Translation into English from the Quarterly Information Previously Issued in Portuguese)


(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICACOES BRASILEIRAS S.A. - TELEBRAS

NOTES TO THE QUARTERLY FINANCIAL INFORMATION
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2003
(Amounts in thousands of Brazilian reais - R$)

1 - COMPANY'S OPERATIONS

TELECOMUNICACOES BRASILEIRAS S.A - TELEBRAS is a mixed-capital corporation under jurisdiction of the Ministry of Communications and began operations on November 9, 1972, as authorized by Law No. 5,792 of July 11, 1972, having been the holding company of 54 telecommunications concessionaires (27 fixed telephone operators, 26 cellular operators and 1 long distance carrier) until the spin-off held on May 22, 1998.

The Extraordinary General Shareholders' Meeting held on May 22, 1998 approved the partial spin-off of TELEBRAS, which resulted in the incorporation of 12 new holding companies that were privatized on July 29, 1998, continuing the Company as a shell company and no longer as the TELEBRAS System holding company.

As a result of the spin-off held on May 22, 1998 (based on the balance sheet as of February 28, 1998), TELEBRAS no longer has operational assets generating income and basically has sustained its operations with income from financial investments. As of March 31, 2003, the Federal Government held 76.46% of the common voting shares and 47.60% of the total capital that, added to the interest held by other federal government-owned companies, totals 51.38% of the total capital.

The Company is presently in the process of discontinuing its operations, awaiting the Extraordinary General Shareholders' Meeting that will deliberate on the Company's dissolution and appointment of a liquidator. Such meeting shall occur only after the judgment of the preliminary injunction regarding a claim for declaration of unconstitutionality (ADIN) No. 2,310. The preliminary injunction has suspended "ad referendum" of the Brazilian Supreme Court, among others, article 30 of Law 9,986 dated July 18, 2000. Article 30 provides for the creation of ANATEL's Special Staff to absorb TELEBRAS' employees who were assigned to ANATEL on the date the Law 9986 was published, as approved by TELEBRAS' Board of Directors on December 27, 2000 and agreed to by the Ministry of Communications. The judgment of the above-mentioned claim for declaration of unconstitutionality has been suspended as the previous appreciation of ADIN No. 2,135, which provides for Constitutional Amendment No. 19/98, has been requested.

2 - PRESENTATION OF FINANCIAL STATEMENTS

a)  Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting practices established by the Brazilian corporate law, standards established by the Brazilian

(Convenience Translation into English from the Quarterly Information Previously Issued in Portuguese)


Securities Commission (CVM) and, where appropriate, standards applicable to concessionaires of public telecommunications services.

3 - SUMMARY OF PRINCIPAL ACCOUNTING PRACTICES

Receivables and payables subject to monetary adjustment are restated through the balance sheet date.

a)  Cash Equivalents

Cash equivalents are considered to be short-term investments (daily) and are stated at cost plus accrued interest through the balance sheet date.

b)  Recoverable Taxes

Recoverable taxes are composed principally of income taxes withheld at source by third parties, recorded at the net amount expected to be refunded by the Federal Government.

c)  Income and Social Contribution Taxes

As from 1998, the Company no longer recognizes deferred tax assets for income and social contribution taxes regarding deductible temporary differences and tax loss carryforwards, due to uncertainty over their future recovery, charging the corresponding effects to income as detailed in Note 6.

d)  Other Short Term Assets

Payroll and payroll accruals incurred with the employees seconded to give support to the National Telecommunications Agency (ANATEL) and other government agencies, as per specific legislation, are not recorded as Company expenses, but as Other Current Assets, as shown in Note 7.

e)  Vacation Provision

Vacation due to employees (including the employees seconded) is accrued as due.

f)  Provision for Contingencies

Provision for contingencies is based on evaluations made by Telebras' legal counselors as to the risk of losses related to the existing lawsuits on the balance sheet date. The nature of the contingencies is summarized in Note 10.

g)  Financial Income (Expenses)

Financial income (expenses) represent interest and monetary variation earned/incurred from financial investments, other assets and liabilities.

h)  Post-retirement Benefit Plans

Contributions to post-retirement benefit plans are actuarially determined and recorded on an accrual basis. Further information regarding such plans is provided in Note 18.

i)  Earnings and Book Share Value per Thousand Shares

Earnings and Book Share Value per thousand shares was based on the number of shares outstanding on the balance sheet date, of which 346,399,225,000 are common shares (net of 19,366 thousand treasury shares) and 210,029,997 thousand are preferred shares, totaling 556,429,222 thousand shares as of March 31, 2003 (same as of December 31, 2002).

4 - CASH AND CASH EQUIVALENTS

                                                     03.31.2003      12.31.2002
                                                     ----------      ----------
Bank accounts                                                31           1,209
Short-term investments - Banco do Brasil - FRF          126,728         127,592
                                                        -------         -------

Total                                                   126,759         128,801
                                                        =======         =======

5 - RECOVERABLE TAXES

Recoverable taxes consist of the following:

                                                                               Additions
                                                                                 Selic      Offset
                                                                                 -----
                      ACCOUNTS                         Balance     Additions   interest     against     Balance
                                                                               --------
                                                       12.31.02    principal     rate      own debts    03.31.03
                                                       --------    ---------     ----      ---------     --------
Withholding income tax on financial investments         52,292        1,411       1,719      (1,411)      54,011
Withholding income tax on  dividends                     2,836            -           -           -        2,836
Provision for probable losses                          (2,836)            -           -           -       (2,836)
Withholding income tax on  interest on capital          32,814            -         918      (1,415)      32,317
Other                                                    1,924        2,150       2,320           -        6,394
                                                        ------        -----       -----   ---------       ------
TOTAL                                                   87,030        3,561       4,957      (2,826)      92,722
                                                        ======        =====       =====   =========       ======

Current                                                  5,901                                             6,496

Long term                                               81,129                                            86,226

5.1    Offset against own tax debts

In the three-month period, the Company offset R$2,826 against own tax debts related to income tax (IR), social contribution tax (CS), social security funding (PASEP, COFINS), and withholding income tax on salaried employees and service providers - individual and legal entities.

5.2    Provision for loss

The Company maintained in its records a provision for loss on withholding income tax on dividends.

6 - INCOME AND SOCIAL CONTRIBUTION TAXES

Since 1998 the Company has not recorded deferred tax assets relating to income and social contribution taxes on deductible temporary differences and tax losses, because of the uncertainty on future realization. Therefore, the tax effect of such transactions is recognized in income for the year according to actual realization/offset.

6.1      Income Tax and Social Contribution Expenses

Income and social contribution tax expenses, recorded on March 31, 2003 and 2002, were computed as follows:

                                                           Income tax                    Social contribution tax
                                                           ----------                    -----------------------
                                                 03.31.2003         03.31.2002        03.31.2003         03.31.2002
                                                 ----------         ----------        ----------         ----------
Income before income and social                     5,186              2,060             5,186              2,060
  contribution taxes
    Permanent add-backs                                37                 80                27                 80
                                                  -------             ------            ------             ------
Subtotal                                            5,223              2,140             5,213              2,140
                                                  -------             ------            ------             ------

    Deductible temporary                            5,176              2,959             5,176              2,959
                                                  -------             ------            ------             ------
        Differences
    Additions:                                      6,963              2,960             6,963              2,960
                                                  -------             ------            ------             ------
          Provision for contingencies               4,978              2,000             4,978              2,000
          Provision for suppliers                     350                375               350                375
          Provision for PISP/PDI                    1,635                585             1,635                585
    Deductions:                                     1,787                  1             1,787                  1
                                                  -------             ------            ------             ------
          Provision for suppliers                     101                  -               101                  -
          Provision for PISP/PDI                    1,686                  1              1686                  1

    Subtotal                                       10,399              5,099            10,389              5,099
                                                  -------             ------            ------             ------

    Offset of tax loss carryforwards               (3,120)            (1,530)           (3,117)            (1,530)
                                                  -------             ------            ------             ------

Taxable income                                      7,279              3,569             7,272              3,569
                                                  -------             ------            ------             ------

    Provision for income and social
       contribution taxes                           1,814                887               654                321
                                                  =======             ======            ======             ======

6.2  Tax Credits Available for Offset

As of March 31, 2003 and December 31, 2002, the Company had off-balance sheet tax credits, relating to deductible temporary differences and tax loss carryforwards, available for offset in future years, classified by nature and amounts as follows:

                                                                              03.31.2003
                                                         -------------------------------------------------
                                                              Income tax           Social contribution tax
                                                              ----------           -----------------------

                             NATURE                      Tax basis     Tax rate    Tax basis     Tax rate
                                                         ---------     ---------   ---------     --------
                                                                          25%                       9%
                                                                          ---                       --
Provision for contingencies                               91,879        22,970      91,879         8,629
Provision for voluntary severance program                 39,458         9,864      39,458         3,551
Provision for loss -  taxes                                2,836           709       2,836           255
Provision for suppliers/accounts receivable/FINAM          6,726         1,681       6,726           605
Tax loss carryforwards                                    43,186        10,796      43,478         3,913
                                                         -------        ------     -------        ------

Total                                                    184,085        46,020     184,377        16,953
                                                         =======        ======     =======        ======

                                                                              12.31.2002
                                                         --------------------------------------------------
                                                              Income tax           Social contribution tax
                                                              ----------           -----------------------

                             NATURE                      Tax basis     Tax rate    Tax basis     Tax rate
                                                         ---------     ---------   ---------     --------
                                                                          25%                       9%
                                                                          ---                       --
Provision for contingencies                                86,901       21,725      86,901         7,821
Provision for voluntary severance program                  39,509        9,877      39,509         3,556
Provision for loss -  taxes                                 2,836          709       2,836           255
Provision for suppliers/accounts receivable/FINAM           6,477        1,619       6,477           583
Tax loss carryforwards                                     46,306       11,577      46,595         4,194
                                                          -------       ------     -------        ------

Total                                                     182,029       45,507     182,318        16,409
                                                          =======       ======     =======        ======

Current tax legislation limits the use of tax loss carryforwards in a given year to 30% of its taxable income.

7 - OTHER ASSETS - CURRENT

                                                                        03.31.2003          12.31.2002
                                                                        ----------          ----------
Recoverable costs - employees seconded to ANATEL                             5,159               5,979
Recoverable costs - employees seconded to government                             9                   6
  agencies
Sundry credits - former STB                                                  4,537               4,537
Provision for losses - sundry credits - former STB                          (4,537)             (4,537)
Provision for losses - ex-employees                                            (17)                (17)
Provision for losses - other                                                  (480)               (480)
Shares held for sale                                                         1,969               1,832
Advance of payment to employees                                                177                 158
Other                                                                        1,092               1,037
                                                                             -----               -----

Total                                                                        7,909               8,515
                                                                             =====               =====

The amount recoverable from ANATEL relates to salaries, vacation provision and related social charges and benefits.

8 - OTHER ASSETS - LONG-TERM

                                                                          03.31.2003          12.31.2002
                                                                          ----------          ----------
PNUD - United Nations Development Program                                      1,918               2,020
                                                                               -----               -----

Total                                                                          1,918               2,020
                                                                               =====               =====

9 - PERSONNEL, SOCIAL CHARGES AND BENEFITS

                                                                          03.31.2003         12.31.2002
                                                                          ----------         ----------
Salaries, wages and professional fees Payroll and compensations                   33              1,024
Social chargesPayroll accruals                                                 2,827              3,272
Benefits Fringe benefits                                                         720                774
Payroll withholdings                                                             277                474
                                                                               -----              -----

Total                                                                          3,857              5,544
                                                                               =====              =====

10 - CONTINGENCIES

10.1 - Lawsuits

TELEBRAS is a party to approximately 465 lawsuits, of which 203 involve labor matters and 262 involve civil matters.

The 465 civil and labor claims in which TELEBRAS is a defendant are evaluated and classified by TELEBRAS' Legal Department according to the risk of loss to the Company as being remote, possible or probable loss. Based on such evaluations, the lawsuits are treated as follows:
.. Probable loss = the amount is accrued and disclosed in an Explanatory Note
.. Possible loss = the amount is not accrued but disclosed in an Explanatory Note .. Remote loss = the amount is neither accrued nor disclosed in an Explanatory
  Note

Out of a total of 465 lawsuits, 126 (48 civil claims and 78 labor claims) were filed against TELEBRAS and its former subsidiaries, in which TELEBRAS is involved as the holding company of the former TELEBRAS System. Due to the restructuring of the TELEBRAS System and also the spin-off of the holding company TELEBRAS, and considering that the claims were filed originally against the operating companies, which are controlled by the current holding companies of the telecommunications sector, substitution of TELEBRAS in the lawsuits has been filed with the courts. Requests for substitution of Telebras have been approved by the new holding companies and filed with the competent courts. Most ofS the requests filed have not yet been ruled on.

A - PROBABLE LOSSES - ACCRUED

The amount recorded in liabilities was:

                                                03.31.2003         12.31.2002
                                                ----------         ----------
Labor                                                8,280              7,546
Civil                                               83,599             79,355
                                                    ------             ------
 Total                                              91,879             86,901
                                                    ======             ======
Current                                             13,271             12,946
Long-term                                           78,608             73,955

As of March 31, 2003, the provision for contingencies of R$91,879, recorded in liabilities, refers to 64 lawsuits (40 labor claims and 24 civil claims). From the amount above mentioned R$72,882 refers to 9 lawsuits contesting the distribution of dividends approved by the 1994 and 1995 Annual Shareholders' Meetings as the reserve for monetary restatement of capital was not included in the paid-in capital amount used to calculate dividends.

B  - POSSIBLE LOSSES - NOT ACCRUED

As of March 31, 2003, the aggregate amount of 166 lawsuits, classified as possible loss, and therefore not accrued, is estimated at a minimum of R$287,264, as follows:

b.1) R$250,218 relates to 13 civil claims filed in 1997 and 1998 against TELEBRAS and its former subsidiaries, relating to a capital increase held in 1997 through the capitalization of prospective subscribers' financial contributions, claiming delivery of TELEBRAS shares at their book value instead of shares from former subsidiaries at market values. There are 2 other civil claims of undetermined amounts.

b.2) R$2,648 relates to 40 labor claims (job reinstatement, overtime payments, bonus, health exposure premium, severance pay fund (FGTS), etc.). There are 2 other labor claims of undetermined amounts.

b.3) R$34,397 relates to 67 civil claims (indemnification related to Telebras spin-off, damages, annulment of bids, etc.) and 2 other civil claims of undetermined amounts and 19 claims without financial impact on the Company.

10.2     Prescription of Tax Contingencies

Pending approval by the Brazilian tax authorities, taxes and contributions in general remain available for examination by the tax authorities over a period of five years from their recording date.

11 - VOLUNTARY SEVERANCE PROGRAM

Telebras implemented in September 1998 an early severance program, named "Voluntary Severance Program (PISP)" to be in compliance with the Company's post-privatization period, i.e. only maintaining essential structure and functions until its future dissolution. An amount of R$97,211 was accrued at that date for this severance program, comprising all employees, including those assigned to ANATEL, Ministries and the President's office.

On July 18, 2000, a special staff structure was established at ANATEL by Law No. 9,986, article 30, to absorb TELEBRAS' employees who were assigned to that agency, on the date the law was published. However, as claims for declaration of unconstitutionality (ADIs) were filed with the Federal Supreme Court as stated in Note 1, TELEBRAS reinstated those employees on December 27, 2000 and subsequently assigned them again to ANATEL on a chargeable basis. In view of this temporary situation, the Company has decided to maintain in liabilities the amount corresponding to the PISP for those employees.

As of March 31, 2003 the provision for PISP in current liabilities was R$39,458 (R$39,509 as of December 31, 2002), relating to employees not yet dismissed.

12 - OTHER LIABILITIES - CURRENT

                                                           03.31.2003     12.31.2002
                                                           ----------     ----------
Sundry creditors - telecommunications companies                 6,104          6,101
Social contribution tax                                           426            121
Income tax                                                        402              -
Other liabilities                                                  54             55
                                                                -----          -----

Total                                                           6,986          6,277
                                                                =====          =====

13 - SHAREHOLDERS' EQUITY

a) Capital

Subscribed and paid-in capital is R$219,455, represented by 556,448,588,000 shares without par value, as follows:

                                                           03.31.2003     12.31.2002
                                                           ----------     ----------
Common shares - thousands                                 346,418,591    346,418,591
Preferred shares - thousands                              210,029,997    210,029,997
                                                          -----------    -----------
Total                                                     556,448,588    556,448,588
                                                          ===========    ===========

Book value per thousand shares - R$                             0.173          0.168
                                                                =====          =====

As of March 31, 2003, the Company had 19,366 thousand common shares in treasury.

b)  Dividends

Under the bylaws, preferred shares do not have voting rights, except in the circumstances defined by law, and have priority in the redemption of capital and in the payment of noncumulative minimum dividends of 6% per annum.

14 - FINANCIAL INSTRUMENTS

As of March 31, 2003, the Company's financial instruments include short-term investments stated at cost plus interest accrued through the balance sheet date, using interest rates compatible with market conditions. The Company did not enter into derivative operations.

15 - FINANCIAL INCOME (EXPENSES)

..   Financial income                                   03.31.2003     03.31.2002
                                                       ----------     ----------

     Short-term investments                                 7,056          4,786
     Recoverable taxes                                      4,957          2,071
     Other assets                                             160              3
                                                           ------          -----
     Total                                                 12,173          6,860
                                                           ======          =====


..   Financial expenses                                 03.31.2003     03.31.2002
                                                       ----------     ----------

     Tax on Bank Transactions (CPMF)                           70             80
     Losses on shares held for sale                           103              -
     Other liabilities                                          -            205
                                                              ---            ---
     Total                                                    173            285
                                                              ===            ===

16 - GENERAL AND ADMINISTRATIVE EXPENSES

                                                       03.31.2003     03.31.2002
                                                       ----------     ----------

     Third-party services                                   1,083          1,132
Payroll, payroll accruals and fringe benefits                 454            429
     Rent                                                     126            113
     Other                                                     95             35
                                                            -----          -----
     Total                                                  1,758          1,709
                                                            =====          =====

17 - OTHER OPERATING EXPENSES

                                                       03.31.2003     03.31.2002
                                                       ----------     ----------

     Taxes and contributions (PASEP and COFINS)               667            251
     Early dismissal program                                1,635            585
                                                            -----            ---
     Total                                                  2,302            836
                                                            =====            ===

18 - POST-RETIREMENT BENEFIT PLANS

18.1 - Fundacao Sistel de Seguridade Social - SISTEL

TELEBRAS, together with the other companies of the former Telebras System sponsor private pension and health care plans for retired employees, managed by Fundacao Sistel de Seguridade Social - SISTEL. Until December 1999, all sponsors of the plans managed by Sistel were jointly responsible for the existing plans. On December 28, 1999, these sponsors negotiated conditions to create pension plans individualized by sponsor and continuation of solidarity only for the participants already covered and who were in such position on January 31, 2000, thus resulting in a proposal for the restructuring of Sistel's bylaws and regulations, which was approved by the Secretariat for Social Security and Supplementary Benefits on January 13, 2000.

The purpose of the amendments to Sistel's bylaws was to enable Sistel to manage other benefit plans as a multisponsored entity, in view of the new situation after the privatization of the TELEBRAS system.

The new version consisted of the restructuring of the Sistel Benefits Plan (PBS) into several individual plans, with the segregation and transfer of assets and liabilities to the new individual plans, divided between "Plan PBS-A" and "Sponsors' Plans". The accounting segregation of the plans was implemented by Sistel effective February 1, 2000.

In accordance with articles 5 and 6 of Constitutional Amendment No. 20 of December 15, 1998, the cost of the plans began, in December 2000, to be equally shared between the sponsor and the participating employees. This decision was ratified by the Board of Trustees of Fundacao Sistel in the Extraordinary Meeting held on November 29, 2000. Therefore, sponsor contribution is now 8% of salaries of participating employees.

TELEBRAS sponsors the following plans:

..   PBS - A

This is a defined benefit plan. Sponsors shall make cash contributions in case the plan assets are not sufficient to satisfy future retirement benefit obligations.

This plan is composed of all participants of the PBS plan retired prior to January 31, 2000, with all sponsors and Sistel being jointly liable for the plan.

..   PBS - TELEBRAS

This is a defined benefit plan. TELEBRAS shall make cash contributions in case the plan assets are not sufficient to settle future retirement benefit obligations.

This plan covers the TELEBRAS plan participants who were not retired as of January 31, 2000. Joint liability between the sponsors of the plans managed by Sistel no longer exists.

..   PAMA

The Post-retirement Health Care Plan- PAMA was created in June 1991 to provide health care benefits to retired participants/beneficiaries of the PBS-A and PBS-Telebras plans at shared costs. According to the regulation, this plan is funded by sponsor contributions at a rate of 1.5% levied on payrolls of active participants covered by the PBS plans.

..   TELEBRASPREV

TelebrasPrev is a mixed supplementary pension plan approved by the Secretariat for Social Security and Supplementary Benefits, from the Social Security Ministry, on December 3, 2002, based on a defined contribution for programmable benefits (retirement) and risk benefits (sickness benefit, disability compensation and death benefit). The participants of TelebrasPrev are former participants of PBS-TELEBRAS; the date for migrating to this new plan expires on May 31, 2003. TELEBRAS shall not make any cash contributions in case the plan assets are not sufficient to settle future retirement benefit obligations.

As of March 31, 2003, the status of the Sistel plans is as follows:

a) PBS - TELEBRAS and PBS - A

                                            PBS - TELEBRAS             PBS-A

                                       03.31.2003  12.31.2002  03.31.2003  12.31.2002
                                       ----------  ----------  ----------  ----------
Mathematical reserves and funds          191,075     226,745   3,863,499   3,667,682
Other liabilities                          1,456         132       4,090       3,833
                                         -------     -------   ---------   ---------
Total reserves and other liabilities     192,531     226,877   3,867,589   3,671,515
(-) Total plan assets                    201,544     269,908   4,053,031   4,052,779
                                         -------     -------   ---------   ---------
(=) Accumulated surplus                    9,013      43,031     185,442     381,264

In the first three months of 2003, the Company, as agreed with SISTEL, did not make contributions to PBS TELEBRAS, considering that TELEBRASPREV was in the implementation phase and PBS TELEBRAS had a surplus. In March 2003, TELEBRAS resumed the contribution, which was paid in April 2003. (R$425 for the same period in 2002).

b) PAMA

                                                      03.31.2003      12.31.2002
                                                      ----------      ----------


Assistance and administrative funds                     449,558        434,911
Other liabilities                                           451            291
                                                        -------        -------
Total funds and other liabilities                       450,009        435,202
Total assets of Sistel                                  450,009        435,202

In the first three months of 2003, Company's contributions to PAMA amounted to R$77 (R$79 for the same period in 2002).

c) TELEBRASPREV

                                                                      03.31.2003
                                                                      ----------

Mathematical reserves and funds                                         86,059
Other liabilities                                                          290
                                                                        ------
Total reserves and other liabilities                                    86,349
Total plan assets                                                       86,349


In the first three months of 2003, the Company paid R$3 to TELEBRASPREV and recorded R$23. In the subsequent months, the amount payable will be substantially increased due to the migration of PBS TELEBRAS participants to TELEBRASPREV. The date for migrating to this new plan expires on May 31, 2003.

18.2 - TELEBRAS' withdrawal

TELEBRAS' withdrawal as sponsor of Fundacao SISTEL, either by formal petition or because of its dissolution, is subject to the procedures set forth by SISTEL's bylaws and Resolution No. 06 of the Social Security Ministry - MPAS/CPC of April 7, 1988, which determines prior verification of the adequacy of the assets to cover the mathematical reserves corresponding to the plan, through an actuarial valuation at that moment, which may result in the need or not for additional funding by TELEBRAS.

Law No. 9,986 (published on July 19, 2000) established that the agencies absorbing the special staff structure as per articles 19, 27 and, more specifically, article 30, which created the ANATEL Special Staff, may, as successors, become sponsors of the pension funds, to which the employees composing such structure are linked, while complying with the requirement for contribution parity between the sponsor and the participant, in conformity with articles 5 and 6 of Constitutional Amendment No. 20 of December 15, 1998, as approved by the Sistel Board of Trustees in the Extraordinary Meeting held on November 29, 2000.

19 - GUARANTEES

As of March 31, 2003, certain contracts and financial operations of Telecomunicacoes de Sao Paulo S.A. (Telesp) still remained guaranteed by TELEBRAS in the amount of US$310 million, equivalent at that date to R$1,039,461 thousand, for which counterguarantees have been provided by Telesp Participacoes S.A. (current Telecomunicacoes de Sao Paulo S.A.) and guaranteed by TELESP CELULAR PARTICIPACOES S.A., in accordance with item 4.3, Chapter 4 - Rights and Obligations of Purchasers of Companies' Shares, from the Public Bidding Notice MC/BNDES No. 01/98, which established the conditions for the privatization of the telecommunications companies, through the sale of shares held by the federal government.

20 - TRANSFER OF TELEBRAS' PERSONNEL TO ANATEL

As stated in Note 1, suits for declaration of unconstitutionality were filed with the Supreme Court against Law No. 9,986 (published on July 19, 2000, in the Official Gazette- DOU) which established ANATEL's Special Staff to absorb TELEBRAS's personnel who were assigned to that agency and to the Ministry of Communications on the date such law was published.

Following the Brazilian Supreme Court decision as mentioned on the Explanatory
Note 1, on December 27, 2000, TELEBRAS reinstated 354 employees who were assigned to ANATEL and assigned them again on the same date, on a chargeable basis, to that agency.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    TELECOMUNICACOES BRASILEIRAS S.A. - TELEBRAS

Date:  September 19, 2003

                                         By:    /s/ Minoru Oda
                                                --------------------------------
                                         Name:      Minoru Oda
                                         Title:     Chief Financial Officer and
                                                    Investor Relations Director